December 20, 2024

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention: Mr. Steve Lo, Ms. Kimberly Calder, Ms. Sandra Wall and Mr. John Hodgin

Re: Range Resources Corporation

Form 10-K for Fiscal Year Ended December 31, 2023 (Filed February 21, 2024)

Form 8-K Filed October 23, 2024

File No. 001-12209

Ladies and Gentlemen:

On December 11, 2024, Range Resources Corporation (“we” or the “Company”), received comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the above referenced Form 10-K filed on February 21, 2024 and our Form 8-K filed October 23, 2024. We respectfully submit the following responses to your inquiries. For your convenience, each response is prefaced by the exact text of the Staff’s comment in italicized text.

Form 10-K for the Fiscal Year ended December 31, 2023

Business and Properties

Proved Reserves

Proved Undeveloped Reserves, page 6

Inquiry:

1.
Please expand your explanation of the 2023 changes in proved undeveloped reserves due to revisions of previous estimates to disclose separate volumes for the unrelated changes due to "previously proved undeveloped properties added back to the five-year development plan” and "positive revisions for the impact of improved well performance and longer lateral lengths.” Your disclosure of revisions should include all contributing factors, both positive and negative, so the entire volume change is explained. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and provides the following explanation. We have reviewed Item 1203(b) of Regulation S-K. The Company notes that changes in proved undeveloped reserves in 2023 were attributable to the conversion of 937.9 Bcfe to proved developed reserves, the addition of 178.8 Bcfe in new proved undeveloped reserves related to drilling, and 191.9 Bcfe of revisions. Revisions consisted of the addition of 280.2 Bcfe for previously proved undeveloped properties added back to our development plan and positive well performance, offset by 370.6 Bcfe of reserves reclassified to unproved because specific wells are no longer expected to be drilled within their original five-year development horizon. The Company further notes that net revisions included an incremental 282.3 Bcfe of net positive revisions associated with improved recovery of existing proved undeveloped locations due to extending lateral lengths from the previous booked lateral length. Moving forward, we will provide additional clarity to include the contributing factors, both positive and negative, so the entire volume change is explained commencing with the Company’s Form 10-K for the year ending December 31, 2024.

Range Resources Corporation 100 Throckmorton Street, Suite 1200 Fort Worth, Texas 76102 Tel: 817.870.2601

Inquiry:

2.
We note the Company has disclosed year-on-year revisions averaging a negative 12% of the opening balance over the past five years for reclassifying proved undeveloped reserves to unproved because previously planned wells are not expected to be drilled within their original five-year development horizon. Simultaneously, there have been year-on-year additions of new proved undeveloped reserves averaging a positive 15% due to extension and discoveries, as well as other positive revisions for previously disclosed proved undeveloped reserves added back to the five-year development plan during fiscal 2023 and 2022. Please tell us if your development plan for each of the last five years has been adopted by management and approved by the board. If so, refer to Rule 4-10(a)(22) and (31)(ii) of Regulation S-X and Question 131.04 in the Compliance and Disclosure Interpretations (“C&DIs”) relating to Oil and Gas Rules, and tell us your rationale for this continued trend.

Response:

The Company respectfully acknowledges the Staff’s comment and provides the following explanation. We have reviewed Rule 4-10(a)(22) and (31)(ii) of Regulation S-X and Question 131.04 in the Compliance and Disclosure Interpretations ("C&DIs") relating to Oil and Gas Rules. For each of the last 5 years, the development plan was adopted by management and approved by the board. As noted above, the Company continues to drill longer laterals than originally forecasted internally for its wells within the development plan, which has resulted in extended, higher production from the wells. The extended, higher production associated with the longer lateral length has also resulted in infield gathering infrastructure being highly utilized for a greater period of time than originally forecasted, thereby delaying the conversion of certain proved undeveloped locations. For example, wells drilled in 2023 were on average over 12% longer than wells drilled in 2020; and by comparison 2024 wells are trending nearly 10% longer, on average, than wells drilled in 2023. The technological advances and corresponding successful development results in higher per well productivity performing better than originally projected, which contributed to the infrastructure remaining highly utilized for longer than originally forecasted.

Inquiry:

3.
You disclose that 90.2 Bcfe of proved undeveloped reserves, as of December 31, 2023, have been reported for more than five years since their original disclosure as proved undeveloped reserves. We note similar disclosure in your prior annual reports on Form 10-K. Please expand your disclosure to explain the reasons for the delay and identify the specific circumstances that justify a time period longer than five years. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.03 in the Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules, respectively.

Response:

The Company respectfully acknowledges the Staff’s comment and provides the following explanation. We have reviewed Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.03 in the C&DIs regarding Oil and Gas Rules. The reserves associated with the undeveloped reserves of 90.2 Bcfe as of December 31, 2023 (less than 0.5% of total proved reserves) which have been reported for more than 5 years since their original disclosure as proved undeveloped reserves, as well as previous years, are associated with wells that are in operational progress (drilling or completing) and are scheduled and have been developed in the following year of the disclosure. The 90.2 Bcfe of undeveloped reserves as of December 31, 2023 have been developed. In this circumstance, the development of these reserves was delayed as we waited for capacity to become available in the existing infield gathering infrastructure. We propose that in future filings, we will provide additional explanation.

Range Resources Corporation 100 Throckmorton Street, Suite 1200 Fort Worth, Texas 76102 Tel: 817.870.2601

Gross and Net Acreage, page 9

Inquiry:

4.
We note disclosure that you maintain a multi-year drilling inventory and that 36% of your total proved reserves, as of December 31, 2023, are undeveloped; however, you classify the significant majority (92.4%) of your acreage in Pennsylvania as developed acreage. Please note undrilled acreage or acreage held by production should be classified as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K. Please modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage. Refer to Item 1208(b) and (c)(4) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. We have reviewed Item 1208(b) and (c)(4) of Regulation S-K. In future filings, we plan to modify the disclosure to reclassify certain developed acreage as undeveloped acreage in accordance with Item 1208(b) and (c)(4) or Regulation S-K. This represents approximately 4% of the December 31, 2023 acreage.

Glossary of Certain Defined Terms, page 20

Inquiry:

5.
Please revise your glossary to:
•
Expand the definition of an “exploratory well” to include the additional clarification, “Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well,” as presented in Rule 4-10(a)(13) of Regulation S-X.
•
Include the definition of an “extension well” as presented in Rule 4-10(a)(14) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings the Company will revise the glossary and include the definitions as follows:

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well.

Extension well. An extension well is a well drilled to extend the limits of a known reservoir.

Management’s Discussion and Analysis of Financial Condition, Cash Flows, Capital Resources and Liquidity

Proved Reserves, page 50

Inquiry:

6.
Please expand your explanation of the 2023 changes in proved reserves due to revisions of previous estimates to include the volume change associated with the statement “partially offset by negative pricing revisions.” This comment also applies to the same explanation provided on page F-35 for 2023 and for the positive pricing revisions in 2022. Your disclosure of revisions should include all contributing factors, both positive and negative, so the entire volume change is explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5(a).

Range Resources Corporation 100 Throckmorton Street, Suite 1200 Fort Worth, Texas 76102 Tel: 817.870.2601

Response:

The Company respectfully acknowledges the Staff’s comment and provides the following explanation. The December 2023 incremental revision resulted in a negative revision of 2.2 Bcfe attributable to a decrease in price between the SEC pricing at December 31, 2022 and SEC pricing at December 31, 2023. We propose in future filings that we provide the additional clarity to include contributing factors, both positive and negative, to proved reserves and any future volume change related to pricing revisions on Company’s Annual Report on Form 10-K for the year ending December 31, 2024.

Notes to Consolidated Financial Statements

(15) Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities (Unaudited)

Estimated Quantities of Proved Oil and Gas Reserves, page F-34

Inquiry:

7.
Please expand your disclosure of the net quantities of proved developed reserves and proved undeveloped reserves to include the beginning period of the reserve reconciliation, e.g. December 31, 2020. Refer to the disclosure requirements in FASB ASC 932-235-50-4.

Response:

The Company respectfully acknowledges the Staff’s comment, and we have reviewed the disclosure requirements in FASB ASC 932-235-50-4. We propose that in future filings the Company will expand this disclosure to include the beginning period, e.g. December 31, 2020, in our disclosure of the net quantities of proved developed reserves and proved undeveloped reserves as follows:

Range Resources Corporation 100 Throckmorton Street, Suite 1200 Fort Worth, Texas 76102 Tel: 817.870.2601

Form 8-K Filed October 23, 2024

Exhibit 99.1, page 1

Inquiry:

8.
We note that “GAAP revenues and other income for third quarter 2024 totaled $615 million” and that “Non-GAAP revenues for third quarter 2024 totaled $680 million." We also note that you reconciled Total revenues and other income, as reported of $615 million to Total revenues, as adjusted, non-GAAP of $680 million on page 9. Please tell us how you determined that Derivative fair value income, ARO settlement loss, interest income and other income are revenue. See Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures dated December 13, 2022.

Response:

The Company respectfully acknowledges the Staff’s comment. We believe that the Company's reconciliation of Total revenues, as adjusted, reflects the integral items that investors and analysts consider when comparing revenue across periods and across companies within our industry. Specifically, we believe the adjustment of derivative fair value income is essential for analysts and investors when assessing revenue for the quarter and is consistent with presentation by industry peers. To address the Staff’s comment in connection with Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures dated December 13, 2022, we propose that in future filings we remove references to “Non-GAAP revenues” and remove the reconciliation of Total revenues and other income to “Total revenues, as adjusted, non-GAAP” from future filings.

Inquiry:

9.
We note you present Cash margin as a non-GAAP measure which is reconciled to Income before income taxes, as reported, as the most directly comparable GAAP measure. Please clarify for us whether Cash margin is a performance measure or a liquidity measure and why you believe Income before income taxes, as reported, is the most directly comparable GAAP measure.

Response:

The Company respectfully acknowledges the Staff’s comment and provides the following explanation. We believe “Cash margin, a non-GAAP measure” directly reflects the results of operations and is an important performance measure utilized by analysts and investors in valuing, comparing, rating, and providing investment recommendations of companies in the oil and gas exploration and production industry. Within our Form 8-K, the “Reconciliation of Cash Margin per MCFE, a non-GAAP measure” highlights the key "as reported" numbers from the Consolidated Statements of Income. Therefore, we believe Income before income taxes, as reported, is the most directly comparable GAAP measure that is representative of the Company's performance. In assessing the most comparable GAAP measure, we also considered Gross Margin but concluded it would not be useful for investors and analysts as it is not a meaningful financial measure within our industry based on input received during our routine investor outreach. In addition, we have considered that the use of the word "Cash" margin as a non-GAAP measure is appropriate as we include adjustments that are non-cash in nature to calculate a number representative of cash margin.

In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:

•
the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing; and
•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Range Resources Corporation 100 Throckmorton Street, Suite 1200 Fort Worth, Texas 76102 Tel: 817.870.2601

Please contact the undersigned at (817) 869-4288, if you have any additional questions or comments.

Sincerely,

/s/	Mark S. Scucchi
Mark S. Scucchi, Executive Vice President and Chief Financial Officer

Cc:	Dennis Degner, Chief Executive Officer
Erin McDowell, Senior Vice President and General Counsel
David Goldberg, VP, Legal & Deputy General Counsel Thomas Zentner, Vinson & Elkins LLP

Range Resources Corporation 100 Throckmorton Street, Suite 1200 Fort Worth, Texas 76102 Tel: 817.870.2601